Exhibit 12.1

MedEquities Realty Trust, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

		Years ended December 31,
	Six months ended June 30, 2017	2016		2015	2014 (1)
Earnings:
Net income	$11,207	$11,316		$16,730	$23
Add: Fixed charges	3,380	10,994		7,272	348
Less: Net income attributable to noncontrolling interest	(1,880)	(266)		(4,029)	—

Total earnings	$12,707	$22,044		$19,973	$371

Fixed charges and preferred stock dividends:
Interest expense	$3,323	$10,883		$7,163	$317
Portion of rental expense which represents interest factor	57	111		109	31

Fixed charges	$3,380	$10,994		$7,272	$348

Add:
Preferred stock dividends	$—	$13,760		$7,835	$—

Combined fixed charges and preferred stock dividends	$3,380	$24,754		$15,107	$348

Ratio of earnings to fixed charges	3.76	2.01		2.75	1.07
Ratio of earnings to combined fixed charges and preferred stock dividends	3.76	—	(2)	1.32	1.07

(1)	Represents the period from April 23, 2014 (inception) to December 31, 2014.
(2)	The ratio was less than 1:1 for the year ended December 31, 2016 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $2.7 million.